Exhibit 4.14

SALE- AND PURCHASE AGREEMENT

On this  6th day of December 2007 Cheyne Special Situations Fund LP, Cheyne Global Catalyst Fund LP and Cheyne Value Fund Inc (“the Sellers”), all being funds managed by Cheyne Capital Management (UK) LLP,  a limited liability partnership having its registered address at Stornoway House, 13 Cleveland Row, London SW1A 1DH, United Kingdom and Cardiff Marine Inc, a Liberian limited liability company having its registered address at 80, Kifissias Av. GR-151 25 Amaroussion, Greece (the “Buyer”) have agreed as follows:

1.
The Sellers hereby undertake to sell and the Buyer hereby agree to purchase 51,778,647 shares issued in the capital of Ocean Rig ASA (the “Shares”) against a consideration of NOK 43 each, in total NOK 2,226,481,821.00 (the “Purchase Price”)

2.
The Sellers shall deliver the shares to the Buyer against cash payment on or before 20 December 2007. The settlement of the transaction shall be made through Pareto Securities AS (“Pareto”). In the event the Buyer has not paid the Purchase Price and/or the Seller has not delivered the Shares to Pareto within 30 December 2007, Pareto shall immediately return to the Buyer or the Seller, respectively, any Purchase Price or Shares received by Pareto as of such date.

3.	The Sellers and the Buyer shall cover their own costs related to this agreement, including but not limited to fees to Pareto, legal advisors etc.

4.
The Buyer shall have the right to nominate another legal entity as purchaser of the Shares. In the event of any such nomination of a new purchaser, the Buyer shall be jointly and severally liable with the new purchaser for any and all obligations of the Buyer under this agreement.

5.	The Sellers represent and warrant that the Shares will be delivered to the Buyer free of any mortgages or encumbrances whatsoever.

6.
In the event that the Buyer or its nominee is making a bid for all the shares issued in the capital of Ocean Rig ASA within 16:30 Norwegian time on the day and date falling 3 calendar months after the day and date of settlement as per art. 2 above, then the Sellers shall be entitled to an additional purchase price equal to the difference (if any) between the purchase price stated in art. 1 above and the purchase price of any such bid. The additional purchase price shall be payable simultaneously with the settlement of any such bid (and only if such bid and settlement is completed). The same shall apply in the event that any third party makes and completes a bid for all the shares issued in the capital of Ocean Rig ASA within the same period of time and the Buyer accept such bid.

7.
This agreement is conditional only upon the Buyer obtaining and documenting to the satisfaction of the Sellers financing of the transaction contemplated by this agreement and the Sellers providing a recent transcript of the register of shareholders confirming its holding of the Shares. This agreement will become null and void in the event that the Buyer has not confirmed in writing to the Sellers at and to Pareto on or before 10 December 2007 at 08:30 Norwegian time that such financing is in place. The Seller shall have the right to withdraw from this agreement at any time prior to receipt of the written notice from the Buyer confirming that financing is in place. Such notice shall be in writing with a copy to Pareto Securities.

8.	Notices to be given under this agreement shall be in writing and shall be addressed as follows:

If to the Sellers:	If to the Buyer:

Cheyne Capital Management (UK) LLP	Cardiff Marine Inc
Stornoway House,	80 Kifissias Avenue
13 Cleveland Row,	Athens 151-25
London SW1A 1DH,	Greece
United Kingdom

Att: Jean-Philippe Flament	Attn: Mr. Aris Ioannidis

E-mail: jp.flament@cheyne.mc	E-mail : management@cardiff.gt

All notices shall be copied to Pareto, att Atle Moen, at e-mail atle.moen@pareto.no

9.
In the event of default, then the party not in default shall be entitled to request assistance from Pareto in relation to the enforcement of this agreement and Pareto hereby agree to render such assistance.  For the avoidance of doubt, Pareto shall have no liability whatsoever arising from a default by the Buyer or the Sellers to fulfill any of their obligations pursuant to this agreement.

10.	The agreement shall be governed by Norwegian law.

11.
Any and all disputes relating to this agreement shall be referred to arbitration in Oslo, Norway. The language in any such arbitration shall be English. The arbitration proceedings and the arbitration award shall be confidential. Otherwise the Norwegian Act on Arbitration shall apply.

_______________________________                                                                        _____________________________
Cheyne Capital Management (UK) LLP                                                                         for Cardiff Marine Inc
in its capacity as discretionary investment manager
for:
Cheyne Global Catalyst Fund LP
Cheyne Special Situations Fund LP
Cheyne Value Fund LP

____________________________________________________________________________________________________
Pareto  Securities A.S. hereby undertake to arrange the settlement between the Sellers and the Buyer as contemplated by art. 2 of this agreement and to render all reasonable assistance to either the Selelrs or the Buyer as contemplated by art. 9 of this agreement.

Pareto Securities A.S
Ote Henrik Bjorge